

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 North Federal Highway
Suite 54
Boca Raton, Florida 33431

> **Re: Medifirst Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed on December 30, 2011**
> **File No. 333-178825**

Dear Mr. Schoengood:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering 8,446,750 shares, 2,000,000 of which, according to page iii, relate to periodic offers and sales by you in future issuances in connection with possible acquisition transactions. However, your disclosure throughout, including the Use of Proceeds section on page 7, makes no reference to these 2,000,000 shares or any such possible acquisition plans. Please revise throughout accordingly.

2. We note on page II-8 that you sold shares at a price of $0.08 per share to some investors. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.08. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.08 per share price of the shares you are registering here is not a bona fide sales price. Your explanation should address the fact, as appropriate, that the $0.08 per share price was the original price paid by some selling

shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

3. Please revise throughout to clarify that Mr. Schoengood is the sole officer and director. We note references throughout your filing to your "officers" and "directors."

Cover Page

4. Please revise to disclose that your securities currently are not traded. Also revise to disclose the price per share.

Medifirst Solutions, Inc., page iii

5. We note that you repeat the disclosure related to the information in the prospectus not being complete, such that it exists in both the paragraph immediately before this section and within the first paragraph of this section. Please revise to remove such repetition.

Prospectus Summary, page 1

6. Please revise to disclose the aggregate market price of your comment stock at the assumed sales price of $0.08 per share and stockholders' equity as of the most recent balance sheet date.

Our Business, page 1

7. Similar to your disclosure in Note 1 of the financial statements, please revise the Summary section to briefly discuss the products and services you offer or intend to offer, as it is unclear what the Miracle-cig and Florida Health Community are without referencing the descriptions beginning on page 13 or Note 1 of the financial statements.

Our Financial Situation, page 1

8. Please revise to include your revenues, assets and net income (loss) as of the most recent audited period and interim stub. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate, an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. For example, it appears from your disclosure on page 3 that you need to raise at least an additional $25,000 within six months to avoid suspending or ceasing implementation of your business plan.

Risk Factors, page 3

9. Please add a risk factor to discuss the risks associated with producing and distributing an electronic cigarette, including whether clinical studies have been conducted about the

safety and efficacy of such products, and the existence or lack of regulations for electronic cigarettes.

10. Also please add a risk factor about each of the following risks or tell us why it is not necessary: the risk of nicotine poisoning or adverse reaction from something which contains the same amount of nicotine as an entire pack; and the risk that a better financed company can make and market a product virtually identical to yours but at a lower price since it does not appear patented.

11. Please add a risk factor to discuss the risks associated with having doctors supply the information related to their website listing directly, including the possibility of errors, misinformation, or incomplete data, among others.

12. Please add a risk factor to discuss the risks associated with using social media as a mechanism to facilitate communication of medical information.

13. Consistent with your disclosure on page 21, please add a risk factor to discuss the other business activities of your sole officer and director, Mr. Schoengood, and the potential conflict of interests that exists in relation to those other activities. Please also revise to disclose the percentage of time that Mr. Schoengood dedicates to your business here and in his biographic description on page 20.

14. Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary.

We are seeking additional financing to fund our product development and operations, page 3

15. Please revise the heading and the body of the risk factor to quantify the amount of additional funds you require to develop your business.

As a result of becoming a public company, our expenses will increase significantly, page 4

16. Please revise to provide an estimate of the significant additional costs you expect to incur as a public company.

Changing and unpredictable market conditions may impact the demand for our products, page 4

17. Please revise to provide support for the existence of a "current demand" for your products or revise to remove this assertion.

We will rely on others for production of our products, page 4

18. Please revise to clarify what you mean by the disclosure that you will be required to

obtain your products by contracted manufacture or "we create it ourselves." To the extent you consider the production of your own products as a viable option, please disclose how such a change would impact your business and the expense associated with such production. Please also disclose whether or not you have any written agreements related to the manufacture of your products by others, and if material file such agreement as an exhibit.

Selling Shareholders, page 7

19. Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

20. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard or revise if necessary.

21. Please revise to reconcile the table on page 8, such that the columns related to the Amount Beneficially Owned After the Offering and Percent Beneficially Owned After the Offering are accurate. Currently, it appears that each selling shareholder, aside from Mr. Schoengood, is offering all of the shares they own, yet the percentage shown in the last column remains unchanged. In addition, we note that the shares being offered my Mr. Schoengood and the amount beneficially owned thereafter also do not reconcile.

22. Please revise to indicate that Mr. Schoengood is a statutory underwriter, not a "deemed" underwriter.

Description of Business, page 12

Miracle-cig Electronic Cigarette, page 13

23. We note from page 4 that you will rely on others for the production of your product. Please expand your disclosure here to discuss the existence or non-existence of any production or distribution arrangements and file any agreements with the next amendment.

24. Please revise to clarify that there is no guarantee you will be successful in placing your Miracle-cig in retail outlets and convenience stores throughout the United States.

25. Please expand your disclosure to provide greater detail regarding your plan to increase your product line and launch several lines of e-cigs marketed to different consumer groups, including your timeline, the expected costs, and the consumer groups you intend to target.

Convenience Stores, pages 14

26. Please revise to clarify whether or not 7-Eleven carries your electronic cigarettes, and provide support for your claim that many other retailers have begun to carry electronic cigarettes.

27. Please provide support for your statement that your pricing is "aggressive" at $9.95 per unit, including how this pricing compares with other disposable electronic cigarettes. In addition, provide support for your belief that retailers will display Miracle-cig in more visible locations such as near checkout registers, or revise to remove such assertion.

Competition, page 14

28. Please expand your disclosure to also discuss those competitors that offer disposable electronic cigarettes. Please also provide support for your claim that the price point for starter kits for rechargeable systems begin at $70.

Florida Health Community.com, page 15

29. It appears that your website is still under construction. If true, please revise this section to discuss the anticipatory nature of the website operations, as well as providing greater detail regarding the expected timeline and costs to complete the website.

FHC Newsletter, page 15

30. Please revise to clarify whether the FHC Newsletter is currently being distributed or is still in the development stage. Please also provide greater detail regarding the current or anticipated distribution size, whether it will be a free or paid subscription based newsletter, how you will secure residential and commercial subscribers, how you will secure content providers, and how frequently the newsletter will be produced.

Florida Health Community Advertising Agency, page 15

31. Please expand your disclosure to provide greater detail about the website, publishing, marketing, print and video production services offered for hire, including whether you are offering these services directly or are acting as an intermediary or consultant in regards to any such services.

Market, page 16

32. Please provide support for your ability to mount an aggressive public relations campaign given your existing resources.

Competition, page 16

33. Please provide support for your claim that the FHC Newsletter will have "more editorial content" as compared to its competitors.

Our Employees, page 16

34. We note your disclosure that you have no employees; however, is appears that Mr. Schoengood is an employee as your Chief Executive Officer. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 17

35. We note that $33,300 of consulting revenue was earned during the nine months ended September 30th. Please tell us and disclose the nature of the services provided and whether you expect this to be a continued source of revenue. Please also revise to disclose your accounting policy for recognition and measurement of this revenue.

36. Please revise to discuss your revenue results for consulting revenue and product revenue in your Plan of Operations.

37. Please tell us and expand your Plan of Operations to more fully describe your plan for the Miracle-cig portion of your business. For example, we note a website where orders can be placed; however, it is unclear what resources (agreements with manufacturers, etc.) are in place to fill such orders. Explain your intent for this business including how you intend to source these products, what portion of your overall operations, sales of these products will be, your expectation for future sales, growth, etc. Also explain how you intend to allocate resources between this product's growth and the development of the HealthCare Directory. Please make appropriate revisions to your description of business disclosure also.

Bruce Schoengood, page 20

38. We note from your disclosure on page 21 that Mr. Schoengood is involved in other business activities. Please revise to disclose any such current activities or other sources of employment during the past 5 years.

39. Please revise to remove the words "many more" at the end of the list of publications for which Mr. Schoengood served as publisher or contract publisher.

40. Please revise to include a five-year business description for Mr. Schoengood, including positions, companies, and stop and start months.

Conflict of Interest, page 21

41. We note your disclosure that it is your policy that any personal business or corporate opportunity available to an officer or director must be examined by the board of directors

and rejected by the directors before an officer or director can engage or take advantage of the business opportunity. Please balance this with disclosure here to clarify that such policies may be ineffective given that there is currently only one officer and director.

Recent Sales of Unregistered Securities, page II-2

42. Please revise this section to disclose the specific dates, as opposed to a date range, and the specific amount of securities sold on such dates, of all securities sold by you within the past three years which were not registered. Refer to Item 701(a) of Regulation S-K.

43. Also revise to include the specific exemption you relied upon for each sale and include enough factual description so that a reader can understand the basis for the exemption.

44. Please revise this section to disclose the aggregate offering price of all securities sold by you for cash within the past three years which were not registered. In addition, as to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you within the past the years. Refer to Item 701(c) of Regulation S-K.

Signatures, page II-5

45. Please revise your signature section to have your controller or principle accounting officer sign your registration statement in his or her individual capacity. Refer to the Instructions to Form S-1.

Financial Statements

46. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via E-mail): Robert Laskowski, Esq.